Exhibit 19
INSIDER TRADING POLICY
GULFPORT ENERGY CORPORATION
1.PURPOSE
Federal and state laws prohibit the purchase or sale of securities while possessing Material Nonpublic (“Insider”) information or the selective disclosure of such information to others who may trade securities. As part of your work or relationship with the Company, you may have access to Material Nonpublic information about Gulfport Energy Corporation and its subsidiaries and affiliates (“Gulfport” or “Company”). You may also have access to information about other companies with which the Company does or may do business.
2.SCOPE
Unless otherwise noted, this policy is applicable to all directors, officers and employees of the Company and: (a) their spouses, minor children and any person living in their household, (b) partnerships in which the foregoing is a general partner, (c) trusts of which the foregoing is a trustee, (d) estates of which the foregoing is an executor, and (e) any person or entity controlled by such person (collectively, your “Related Parties”). Directors, officers and employees are responsible for compliance with this policy by their Related Parties.
3.POLICY
No director, officer or employee who possesses Material Nonpublic information relating to the Company may buy or sell securities of the Company, directly or indirectly, or engage in any other action to take personal advantage of that information. No director, officer, employee or consultant may disclose Nonpublic information to others, such as family members, relatives or acquaintances who do not have a business need to know such information. This policy also applies to Material Nonpublic information relating to Gulfport or any other company, including vendors and other business partners, obtained in the course of employment with the Company.
3.1.Who is an “Insider”?
Any person who possesses Material Nonpublic information about the Company is considered an Insider as to that information.
3.2.What is “Material” Information?
Material information is any information, positive or negative, that a reasonable investor would likely consider important in a decision to buy, hold or sell securities. Some examples include, but are not limited to:
•Unpublished financial results
•Financial liquidity position
•A pending or proposed joint venture, merger or acquisition
•A pending or proposed tender offer

•A purchase or sale of assets or a subsidiary
•Changes in senior management
•Write-down of assets
•Changes in debt ratings
•Issuance of additional securities
•Exploration or drilling results
•A Material change in reserve estimates
•Significant litigation
3.3. What is “Nonpublic” Information?
Nonpublic information is any information that has not been disclosed generally to the public. If it is unclear whether the information is not yet in general circulation it should be considered Nonpublic. All information that you learn about the Company, its assets or its business plan is potentially inside information until made available to the public by disclosure. Inside information becomes public information only after it is released by means of a press release or the filing of reports with the SEC, and then, only after there is adequate time for the news to be circulated and absorbed by the market and investors.
3.4. What is “Tipping”?
You should treat all Nonpublic information as confidential and proprietary to the Company. It is inappropriate for a person in possession of Material Nonpublic information to provide other people with such information or to recommend that they buy or sell Company securities based upon that information. This is called “tipping” and both the tipper and tippee may have monetary or criminal liability under Federal and state securities laws.
3.5. Trading Plans
Under certain circumstances, Insiders may avoid Insider trading liability for trading activity that occurs when the Insider possesses Material Nonpublic information if the purchase or sale occurs pursuant to a pre-established contract, instruction or plan with an unaffiliated third party. The establishment, maintenance and use of such plans is subject to a number of requirements imposed by the SEC and must be approved in writing by the Company prior to the establishment of the plan. The Company also recommends that any person contemplating establishing a trading plan retain legal counsel with experience in securities law and the establishment of such plans.
3.6. Procedures for Establishing an SEC Compliant Trading Plan
If you establish a trading plan designed to comply with the SEC rules (specifically Rule 10b5-1), you must follow the procedures listed below:
•The trading plan must be in the form of a written contract with a reputable securities brokerage firm.
•If you are an executive officer of the Company, the trading plan must require the brokerage firm to timely report the execution of trades in the Company’s securities to the

Chief Legal and Administrative Officer to facilitate your Section 16 reporting obligations.
•The trading plan must be reviewed and approved in advance by the Chief Legal and Administrative Officer.
•The trading plan must meet the requirements of Rule 10b5-1 in one of the following ways:
◦Specify the amounts, prices and dates of future trades.
◦Include a formula, algorithm or computer program for determining the amounts, prices and dates of the transactions covered by the plan.
◦Effectively delegate to a third party, who does not have access to any Material Nonpublic information, all power to determine how, when or whether to effect transactions under the plan
◦You may not enter into the trading plan when you are in possession of any Material Nonpublic information and when you are in a blackout period.
◦You are prohibited from canceling or making any changes to the trading plan when you are in possession of Material Nonpublic information or during any blackout period.
◦Cancellations or amendments to an effective trading plan must be in writing and approved in advance by the Chief Legal and Administrative Officer.
3.7. Guidelines
The following guidelines are required to be followed in order to ensure compliance with this policy.
3.7.1.Nondisclosure
Material Nonpublic or “inside” information must not be disclosed to anyone except to a person whose position with the Company requires access to the information. No matter what the circumstances, if Material Nonpublic information is inadvertently disclosed to any person subject to this policy, the person making or discovering the disclosure should immediately report the facts to their supervisor or the Company’s Chief Legal and Administrative Officer.
3.7.2.Trading in Company Securities
A person subject to this policy may not buy or sell (unless such person has established a pre-arranged trading plan that complies with Rule 10b5-1) or recommend that another person buy or sell, the Company's securities if such person has knowledge of Material Nonpublic information concerning the Company. A cash exercise of employee stock options is not subject to this restriction, but the “cashless” exercise of employee stock options is. Stock that is acquired through the exercise of a stock option is like any other security and may not be sold by a person who is in possession of Material Nonpublic information, other than through a 10b5-1 compliant trading plan.
3.7.3.Trading in Other Securities

No person subject to this policy who is in possession of Material Nonpublic information about another company obtained in the course of his or her employment (e.g., information concerning a possible acquisition of another company) may trade, or recommend that another person trade, in the securities of such other company (unless such person has established a pre-arranged trading plan that complies with Rule 10b5-1 relating to such company’s securities).
3.7.4.Trading in the Company 401(k) and 401(k) Make-Up Plan
This policy and these guidelines apply to discretionary transactions involving Company stock in an employee’s 401(k) Plan and 401(k) Make-Up Plan accounts. For example, this policy and these guidelines apply to (i) elections to make intra-plan transfers into or out of Company stock, and (ii) elections to increase or decrease the percentage allocation of new investments in the plan to Company stock. The policy does not apply, however, to repetitive investments in the Company stock fund which occur every pay period pursuant to a payroll deduction in a like amount each period.
3.7.5.Window Periods
All directors and certain employees specifically identified by the Company’s senior management from time to time are subject to the following restrictions on trading in Company securities:
•Buying and selling of Company securities, unless a pre-arranged trading plan that complies with Rule 10b5-1 has been established, is only permitted during “window” periods. Window periods are established by management and communicated to all directors, officers and named employees. Generally, a window period begins on the third business day after the Company’s quarterly earnings release for the preceding fiscal period and ends prior to the earnings release for the next fiscal period. Window periods are subject to change at the discretion of management and can be opened or closed at any time.
•With the exception of transactions pursuant to an established trading plan that complies with Rule 10b5-1, clearance for all purchase and sale transactions in the Company’s equity securities must be obtained in advance from the Company's Chief Legal and Administrative Officer. No transaction in equity securities should be initiated until a response to the pre-clearance request has been received, indicating that the contemplated trade has been approved.
•The foregoing preclearance requirement (and Rule 10b5-1 exception) also applies to any transaction in the Company’s securities by any executive officer or director which includes any gift, hedging transaction, option transaction, derivative transaction, contribution to a trust or any other transfer. Directors and executive officers also are: (a) prohibited from trading in Company securities during any blackout period under the Company’s 401(k) plan; (b) required to suspend transactions under pre-arranged trading plans during a 401(k) plan blackout period; and (c) subject to reporting requirements imposed by the SEC. Executive officers are designated annually by the Company’s board of directors. The reporting requirements for directors and executive officers are summarized in a separate document entitled “Summary of SEC Reporting Guidelines for Directors and Executive Officers.”
•A purchase or sale of the Company’s securities by or for the account of a director or employee (including the exercise of a derivative security previously sold by the director or employee) that occurs without prior clearance or in a closed window period will not be considered a violation of this policy if the purchase, sale or exercise is executed by a third party pursuant to contractual rights.
•The foregoing restrictions do not apply to a cash exercise of stock options. However, because of the reporting requirements the cash exercise of options by directors and executive officers are subject to the preclearance requirements. Even during windows, unless a prearranged trading plan that complies with Rule 10b5-1 has been established, a person covered by this policy may not buy or sell a security if that person is in possession of Material Nonpublic information.
Any employee having a question about Insider trading should consult the Company’s Chief Legal and Administrative Officer. Officers and departmental managers should communicate this policy to employees under their supervision who are likely to have access to Material Nonpublic information. Any violation of this policy must be promptly reported in writing to the Company’s Chief Legal and Administrative Officer.
3.8. Penalties for Violation
Under Federal securities laws, a person who engages in Insider trading is subject to (i) civil fines by the SEC of up to three times the profit gained or loss avoided; (ii) injunctive action by the SEC; (iii) private actions for rescission or damages; and (iv) fines of up to $5 million and a prison sentence of up to 20 years. The Company is also subject to liability under Federal securities laws if it knew or recklessly disregarded the fact that an employee was likely to engage in Insider trading and failed to take appropriate steps to prevent the act before it occurred. The Company's liability can be equal to the greater of $25 million or three times the profit gained or loss avoided as a result of a transaction.
3.9. Additional Prohibited Transactions
In order to avoid the appearance of improper or inappropriate conduct and to better align the interests of the Company and its directors, officers (for purposes of this section, as defined by Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) and employees, any person subject to this policy may not participate in the following transactions with regard to the Company’s common stock:
▪Transactions in puts, calls or other derivative transactions on any exchange, in any market or through any over the counter transaction;

▪Hedging or monetization transactions, such as zero-cost collars and forward sale contracts; and
▪Short sales of the Company’s common stock (i.e., the sale of securities not owned by the seller or, if owned, not delivered).
In addition to the foregoing, no director or officer may hold stock in margin accounts or pledge (or hypothecate) the stock as collateral for a loan.
The Company expects strict compliance with this policy by all personnel at every level. Although this policy is expressly not intended to result in the imposition of additional legal liabilities that would not otherwise exist, failure to observe these guidelines will be considered an extremely serious matter. Violation of this policy could result in immediate termination.
If you have any questions regarding your responsibilities under this policy, you should immediately seek clarification and guidance from the Company’s Chief Legal and Administrative Officer.
4.DEFINITIONS
4.1. Related Party
A related party is a person or an entity that is related to the reporting entity: A person or a close member of that person's family is related to a reporting entity if that person has control, joint control, or significant influence over the entity or is a member of its key management personnel.
5.RELATED DOCUMENTS
Not applicable.